Afriwealth, LLC.

A Los Angeles Community-Anchored Private Equity Company.

· Executive Summary

The purpose of this business plan is to raise between $200,000 and $2,000,000 for the development of a Private Equity company while showcasing the expected projected financials and anticipated operations over the next three years. Afriwealth, LLC. (Afriwealth) is a Los Angeles community-anchored development for-profit company whose mission is to build wealth for investors and at the same time support building healthy communities where people live and work. AFRIWEALTH deploys and operates a multi-industries investment approach with emphasis on running businesses more efficiently, giving employees more conducive and friendly workplace and adding value to investors and shareholders by identifying and reducing excesses and also identifying and executing growth strategies in companies it controls. The company buys entire or controlling stake in companies with undervalued businesses, restructure the businesses, and sell the same for profit or hold it for cash flow.

Generally, Afriwealth will focus on: (1) acquiring, rehabilitating, reusing distressed assets/properties; (2) acquiring and restructuring troubled businesses; (3) socially conscious venture capital activities; (4) opportunistic private equity activities; (5) job-creating and community-empowering investments; and (6) general business-process-improvement through partnerships, mergers and acquisitions, leveraged-buyout, management-buyout, capitalizations, and investments. We target the small-to-middle market businesses in select communities or “emerging domestic markets” for direct acquisitions or investments in equity or debt. Our typical investments give us control of the target business with at least 51% voting authority. Gaining control of target companies furthers our transformative business objectives in the select communities of the U.S.

AFRIWEALTH focuses on sectors and business opportunities in which it can effectively execute its transformative model within a given time period. Sectors targeted include manufacturing, medical, wholesale, retail, automotive, energy, power, healthcare, industrial, infrastructure, real estate, technology, business services, telecommunications, and media. The company relies on the expertise of its management team to identify opportunities and acquire entire or controlling interest in companies with high growth/profitability prospects and strong cash flow characteristics but lacked the necessary financial and operational expertise and skill-sets to realize their full potentials. The targets are all dynamic companies in their respective industries with very good EBDITA and strong operation, but just needed the right financial tune-up and composite restructuring to run better operatively and at optimal profitability. The company intends to apply it optimized cost management program (OCM) to realize more efficient operation and better profitability on target acquisitions.

AFRIWEALTH’s edge is its ability to leverage the cost control and process improvement experience of its senior staff, synchronizing optimized business processes across industries and disciplines from target identification, due diligence, through portfolio company restructuring, resulting in better resources allocation and cash-flow, higher profitability, and superior returns to shareholders and investors. AFRIWEALTH adopts a conservative approach to acquisitions and investment. We normally consider companies that sell at close or below their book values.

AFRIWEALTH seeks to generate sustainable returns to its investors on investments while at the same time helping to rebuild communities across the United States. AFRIWEALTH draws on a deep operational experience and hands-on management of its top executives to deliver comprehensive performance improvement, turnaround management, business advisory and interim management services that produce meaningful – and lasting – results when time is of the essence. Its clients range from global enterprises to middle market companies that are both publicly held or privately owned, as well as large and mid-cap private equity firms, corporate management and boards of directors. We apply our capabilities across industry sectors, with dedicated industry expertise in finance, healthcare, real estate and business restructuring, business optimization.

· Company History

Afriwealth, LLC. is a socially-conscious and environmental-friendly start-up private equity company formed in February 15, 2012. The company was formed to utilize a vertically integrated platform with robust in-house operational turnaround expertise to acquire and transform small to middle market businesses and assets. Because its senior management include professionals with industry certifications and designations such as CPA, MBA, CMA, the real estate broker, And to capitalize upon its “lean” financial model designed to manage and improve the fortunes of distressed companies across America and beyond. AFRIWEALTH intends to grow into a global business conglomerate that concentrates on direct investments in distressed businesses, managing capital and secured loan assets with equity investments many companies, and controlling interests in approximately many of those.

· Business Objective

AFRIWEALTH Private Equity Company will solicit capital from accredited investors (defined later) with the intent to use this capital to make investments into properties, assets, startups, established businesses, and real estate ventures. The Company expects to generate compounded annual returns of 15% to 45% per year on capital invested into the Company’s portfolio holdings. Messrs. Kareem Davis and Frank Igwealor will act as the Managing members (Manager) assigned the management of the Company. Together, they will retain a 20% ownership interest in the investments. Details of the compensation arrangements for the managers can be found in the Company’s private placement memorandum. The third section of the business plan will further describe the business management services offered by the Company.

AFRIWEALTH will focus on the acquisition of undervalued companies where time, capital and sound strategy can rescue a business and restore value, preserving jobs in America and around the world while simultaneously providing demonstrated returns to investors. AFRIWEALTH believes that making money and making the world a better place are not mutually exclusive concepts. Based of its senior management’s professional qualifications, the firm would offer a unique approach that combines innovative financial models, restructuring techniques and the operational expertise necessary to rebuild businesses facing complex problematic circumstances. Challenging conditions often mean the need to improve operations from the ground up; the situations require equal concentration and adeptness between financial engineering and operational execution. Because an expanded global reach could be critical our business plan, AFRIWEALTH will, in the near future, expand its operations to include export of U.S. agricultural and agro-related products to countries in Sub-Saharan Africa, Western Europe and Latin America. Two of Afriwealth’s top management are experienced in international trade, import/export, and global market development.

· Industry Survey

Bloomberg BusinessWeek has called private equity a rebranding of leveraged buyout firms after the 1980s. Among the most common investment strategies in private equity are: leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital. In a typical leveraged buyout transaction, a private equity firm buys majority control of an existing or mature firm. This is distinct from a venture capital or growth capital investment, in which the investors (typically venture capital firms or angel investors) invest in young or emerging companies, and rarely obtain majority control. Private equity is also often grouped into a broader category called private capital, generally used to describe capital supporting any long-term, illiquid investment strategy.

Afriwealth, LLC. Business will depend on leverage buyouts (LBO). Leveraged buyouts involve a financial sponsor agreeing to an acquisition without itself committing all the capital required for the acquisition. To do this, the financial sponsor will raise acquisition debt which ultimately looks to the cash flows of the acquisition target to make interest and principal payments. Acquisition debt in a LBO is often non-recourse to the financial sponsor and has no claim on other investment managed by the financial sponsor. Therefore, an LBO transaction's financial structure is particularly attractive to a company's investor, allowing them the benefits of leverage but greatly limiting the degree of recourse of that leverage. This kind of financing structure leverage benefits an LBO's financial sponsor in two ways: (1) the investor itself only needs to provide a fraction of the capital for the acquisition, and (2) the returns to the investor will be enhanced (as long as the return on assets exceeds the cost of the debt).

Since early 1980s, the private equity sector has become one of the steadiest growing business segments in the U.S. economy. Computerized information technologies allow private equity firms to acquire businesses in diverse geography and to operate them from anywhere in the country or from abroad. In previous decades, most private equity firms needed to be within a close proximity to target business or Portfolio Company in order to provide their inputs to those portfolio companies with the highest level of diligence. This is no longer the case as a firm can access almost every facet of the markets and businesses through Internet connections and specialized/proprietary assets and investment management software. With these advances, several new firms have been created to address the needs for private equity in rural and suburban areas.

· Target Market and Businesses

In Southern California alone, there are currently and at any given time this year, more than 1,865 small businesses with average pricing of about $200,000 listed and must be sold or liquidated by owners going into retirement or moving out of state. With a cumulative value of about $373 million, this vast pool of opportunities is rich and ripe for astute business management and financial engineering. The target market is the public and private companies that are priced close to or below their active book value. These companies’ valuations were been penalized because of their inability to optimize resources allocation to achieve better earnings and value for their shareholders. This market includes businesses that are temporally out of favor for reasons unrelated to financial viability and businesses that needed operational turnaround.

Every day in communities across the United States, hundreds of businesses are being listed for sales or marked to be closed down and thousands of workers are being laid off because of credit market, business conditions, and inability of business managers running those businesses to fashion an effective business process to help keep the business from going under. Accordingly, hundreds of these businesses are up for sale by owners who are either retiring, moving out of state, or whose managers could not find solutions. Although several of these businesses would not be able to attract buyers because they have drifted too far, many are still somewhat valuable and salvageable.

· Detailed Business Description

AFRIWEALTH will be focused on running businesses more efficiently, giving employees conducive and friendly workplace and adding value to shareholders by reducing or eliminating operational excesses due to inefficient use of resource; and identifying and executing growth strategies in companies it controls. Thus, the company intends to rescue, restructure and breathe new life into companies left for dead and piled upon the heap of creative destruction – a business practice for which few others possess the courage and dedication required to succeed. The company intends to buy entire or controlling stake in companies with undervalued businesses/assets, transform the businesses and sell the same for profit or hold it for long term for cashflow.

AFRIWEALTH will be a pragmatic acquirer/investor that acquires companies with high profitability prospects and strong cash flow characteristics but lacked the necessary expertise and skill-sets to efficiently control cost and position the business profitably. Paying more attention to sectors and businesses in which AFRIWEALTH can implement changes and execute agendas effectively within a given time period. Major targets include Wholesale, distribution, and retail of medical, automotive, energy, power, healthcare, industrial, infrastructure, real estate, telecommunications, emerging technology, and media businesses.

AFRIWEALTH’s edge is its senior management’s experience in cost accounting and financial management, by which they could initiate and complete cost control, process improvement, and synergetic collaboration across businesses and industries to create value, improve margins, and optimize overall performance of acquired companies. AFRIWEALTH would adopt a conservative approach to acquisitions and investment; it normally considers companies that sell close to or below their industry average multiples for investment or acquisition. AFRIWEALTH will also seek and acquire assets and businesses that help it achieve vertical integration in its industry. A proactive partner during periods of operational, industrial and economic change, AFRIWEALTH will be vertically integrated to rebuild and create value at the enterprise level. It is more than oversight – AFRIWEALTH has leaders who could effectively manage change, build value and who generate additional platform efficiencies through in-house talent acquisition, communications, insurance, IT, and supply chain management.

· Opportunities

AFRIWEALTH will be tirelessly focused on building value within our portfolio businesses and for our investors with the aim to sustain and create jobs in America and add value to businesses around the world. Quality is a principal goal; it is founded in controlled growth, sound management and transparent reporting. Once we have grown to become financially stable, we intend to focus on the invigoration of iconic American brand names that have produced historic and quality products. AFRIWEALTH intend to invest in businesses that have legacy products and an important position in the community, but have been left behind – whether due to the absence of technology, a dearth of capital or an inability to adapt to shifting markets – and we walk the path of change and innovation to establish vibrancy and status in these forgotten companies.

We intend to perceive value where others in the industry cannot and to create significance from that which others would liquidate. AFRIWEALTH belief system and strategy in value investing would not waver or change with market fluctuations because it takes time, stability, liquidity and an appropriate capital structure to rebuild businesses. This is why we intend to approach all our investments with a long-term perspective, a patience founded in three to five year plans, and a conviction that access to global markets can help companies and facilitate the preservation of jobs.

AFRIWEALTH is a young company that believes that value or distressed investments are not passive investments. We intend to bring the “roll up your sleeves” operational support and solutions to all our portfolio companies because it could takes a large group of warriors who devote themselves with unrelenting effort, creativity, passion and perseverance to afford success. The greatest force of nature is people standing shoulder to shoulder walking in the same direction. Do we foresee success in the horizon? The answer is yes. We will use cost-control and value investing to rebuild businesses across America from the bottom up – the US economy is deeply dependent upon sustaining, preserving and creating American jobs. We will devote ourselves to creating jobs and wealth across America.

· Challenges

Private Equity companies and venture capital groups have a very limited scope of people to which they can market their investment portfolio. This is especially true for the Company as the Company will use marketable securities as part of its day to day revenue generating activities. Unfortunately, this business (for its investors) caters only to high net worth individuals that have an aggregate annual income of over $200,000 (if single) or $300,000 (if the client is married) or a net worth of at least one million dollars. Strict regulatory oversights prevent the Company from marketing this investment opportunity to anyone that is not considered an accredited investor. These regulations may become more stringent as the Securities and Exchange Commission moves to have greater regulatory oversight over the alternative investments company industry.

· Sustainable Competitive Advantage Presentation

A private equity company, regardless of size, is generally regarded as an operation that belonged to the alternative investments company industries. As this industries have grown, so has the level of competition. One of the drawbacks to the industry is that there are very low barriers to entry. Any individual or business may form a business as an alternative investments company after completing the proper filings. The expected costs to build alternative investments companies are low as it is a service oriented business. There are more than 220 major, over 3,000 minor and over 10,000 micro private equity companies operating in the U.S.

AFRIWEALTH’s managers/sponsors excel in formulating strategies that rebuild businesses and demonstrate a deep understanding for the opportunities that arise in times of adversity and in transformational markets. AFRIWEALTH would develop a long-term vision for each of its portfolio companies and the synergies that can be advanced among them, with the instinctive ability to recognize the tactical steps necessary to implement an operational turnaround that builds both revenue and value.

Based on their cost-accounting and financial management background, AFRIWEALTH’s managers/sponsors would develop creative financial and structured models, and design company-specific customized cost-reduction models and databases that would help stabilize turnaround situations. AFRIWEALTH’s managers/sponsors also understand how to enhance liquidity with innovative solutions in Credit, Finance, Structured Finance and Treasury, Loan Operations and Mergers & Acquisitions.

Having known the various problems that dogged many businesses in our communities, and also having the capacity to forecast and anticipate future problems, our management is confident of its ability to transform most of the businesses we acquire, and improve their profitability within the first two years after acquisition. We intend to utilize a combination of financial expertise, numerous growth strategies, and hands-on cost control experience to transform and innovative operations of acquired companies’ operations, supply and distribution chains, warehouses and stores, and general administration. Specific growth strategies such as inventory management, sales plan, overhead cost control, market expansion, etc., are left out of this narrative because of their confidential nature and need of AFRIWEALTH.

· Business Plan Timetable

A. Entry Plan Implementation Timetable and Work-Plan

Acquisition target identification, due diligence, purchase, and transaction closing readiness timeline includes milestones in each month for the critical management actions as shown in table below:

·	Commencement of operation – October 2014
·	Completion of phase 1 of acquisition – November 2014
·	Commencement of phase 2 (nimble complementary) acquisitions – March 2015

Time Milestone	Critical Action	Partner	Performance Measurement
Month 1-2	Initiate administrative actions; setup acquisition matrix; Identify target businesses and assets; perform due diligence, feasibility studies; sign and submit Purchase agreements.	P-Solutions, LACC, Local CalCPA volunteers, Law students volunteers, and investment banks.	Accounts/records established; targets identified; loan underwriting started; purchase agreements signed and delivered.
Month 2-5	Identify target businesses and assets; perform due diligence; sign and submit Purchase agreements; close escrows.	LACC, banks, Small Business Administration, investment banks	Successfully complete phase 1 acquisitions
Month 5-12	Identify target PHASE 2 businesses and assets; perform due diligence; start monthly acquisitions	LACC, banks, Small Business Administration, investment banks	Successfully acquire at least one additional target per month.

B. Exit Plan Implementation Timeframe and Work-Plan

The Management has planned for three possible exit strategies. The first strategy would be to sell the Company to a larger entity at a significant premium. Since, the financial management and private equity company industry maintains a very low risk profile once the business is established; the Management feels that the Company could be sold for ten to fifteen times EBIDTA.

·	Evaluation for potential exit start – 4 months after the completion of phase 1 acquisition
·	SEC registration process – starts 5 months after the completion of phase 1 acquisition
·	Going public – company would become publicly traded 8-9 months after the completion of phase 1 acquisition
·	Non-public matured or saturated businesses would be sold after strategic consolidation (through acquisitions) to build up revenue of more than $10 million – After 18 months.

Time Milestone	Critical Action	Partner	Performance Measurement
Month 4-5	Initiate strategic evaluation actions; interview investments bankers on the company’s prospect; seek SBA loans; evaluate stand-alone dividends	AFRIWEALTH, investments bankers, and the Small Business Administration (SBA)	Strategic review result; SBA loan application submitted;
Month 5-8	Initiate SEC registration, interview investment bankers, interview bond issuers, reserve ticker symbols	Investments bankers, securities lawyers, Nasdaq, Amex, Otcbb	Successfully submit acceptable and approvable SEC registration.
Month 8-9	Become listed on the Otcbb, Pink-sheet, Amex, NYSE, or Nasdaq small market.	Investments bankers, Nasdaq, Otcbb, NASD	Successfully become listed and have a trading stock
Month 18-36	*Consolidate Saturated businesses with good cashflow based on sector. Sell biz once revenue hit $10 million	AFRIWEALTH, investments bankers, SBA, LACC	Successfully sell consolidated businesses for 10 x EBITDA multiples.

· Management Team Detail

Afriwealth, LLC. has two (2) senior managers and six (2) part-time administrative staff. Senior management consists of two experienced professionals with astute operation and finance expertise.

Frank Igwealor is the President and Chief Executive officer of Afriwealth, LLC. Mr. Igwealor has over 23 years of experience in accounting, finance, and business management. He is a Certified Management Accountant (CMA), Certified Public Accountant (CPA), and Certified Financial Manager (CFM). He is also a California licensed Real Estate Broker. Mr. Igwealor used to be NASD licensed financial professional between 2003 and 2004 while working with Empire Securities, Morgan Stanley, and HD Vest Securities. Mr. Igwealor has experience in Financial Accounting and Reporting, Marketing, Restructuring, Financial Planning, Strategic Planning, and Result-Driven Business Model Execution. Mr. Igwealor also has experience with regulatory compliance including SEC, HUD, USDA, and HHS while working for OSI Systems, Inc., SDI Media Group, and Neighborhood Housing Services of Los Angeles County. Mr. Igwealor’s professional education comprises double BA in Accounting & Economics, MBA, and JD obtained as follows: (1) BA in Accounting and Economics from Union Institute & University, Cincinnati Ohio (2004); (2) MBA from California State University, Dominguez Hills (2008); and (3) JD from Southwestern School of Law, Los Angeles (2013). Mr. Igwealor’s career experiences include stints at Beloved Trading Co. Ltd., Morgan Stanley Inc., OSI Systems Inc., SDI Media Group Inc., and Urban Legends Stadium Inc., Los Angeles Neighborhood Housing, Los Angeles Community Capital, and Goldstein Franklin, Inc. as Finance Manager, Financial Advisor, Financial Reporting Analyst, Assistant Controller, Chief Financial Officer, Managing Director, Managing Partner, and various other positions heading operation, lending, financial-education, marketing, finance, and accounting. During the last 12 years, Mr. Igwealor has provided business process-improvement consulting services to more than 26 companies, and has saved 257 American jobs that would have otherwise been lost through liquidations. It is Mr. Igwealor’s belief that our country’s most valuable asset is human capital – and that job creation is the essential element to a true and sustainable economic and prosperity. Over his 23 years career, Mr. Igwealor has played active roles in helping businesses grow, restructure, divest, or stabilize in many industries including Property Management, Community Development, Business Consulting, Entertainment, Manufacturing, Wholesale/Retail, Import/Export, and Non-profit.

Kareem Davis will be the Senior Vice President for Business Development at Afriwealth, LLC.. Mr. Davis is our entrepreneurial senior marketing and business strategist, with a proven ability to lead ground-breaking business/venture initiatives, develop strategies, and forge inventive partnerships. Mr. Davis has extensive industry experience in Music/TV and Web 2.0 digital media/technology, business development & partnerships, strategy & analysis, integrated/interactive marketing, social media, content development and distribution. He is a passionate leader and excellent communicator with a “relationship capital” building emphasis. He also has expertise in grasping crucial goals and seizing new market opportunities. Mr. Davis worked for a legendary Sony Music executive, who have produced music and guided the careers of some of the biggest superstars in the music industry. Mr. Davis spearheaded the grass roots digital media marketing campaigns and brand asset management for the artist and Record Labels. He oversaw marketing and product branding of artist images through music to create multi-million dollar revenue streams for the artist and the label through eCommerce, and other ancillary networks. Over his 16 years in Media he has forged excellent relationships with top executives at all of the major media & distribution channels.

Combined, the our managers and consultant have over 39 years of experience in many facet of consumer goods manufacturing, wholesale, distribution, retails, financial services, real estate, and management of large operations with optimal performance.

· Market/Financial Differentiation Data

A proactive partner during periods of operational, industrial and economic change, Afriwealth would be vertically integrated to rebuild and create value at the enterprise level. Going above the traditional oversight threshold, our managers would hands-on change-managers, who build value and generate additional platform efficiencies through in-house talent acquisition. Once we acquire or establish a controlling interest in a company, one of our senior management staff would joins the acquired company in a new finance and operation position from which he/she initiates, executes, and monitors the company operations and finances. Unless in situations where circumstances force the company to replace existing management in place to provide enhanced cross-operational expertise to direct and transform acquired companies, we strongly try to keep all employees and management of acquired companies.

Partnership with local nonprofit entrepreneurship development organizations: Our Partnership with LA Community Capital and Poverty Solutions provides AFRIWEALTH with a steady quarterly pool of 40 trained entrepreneurs and managers that could work with/for AFRIWEALTH on partnership basis.

Because of status as a community-anchored enterprise, this Company will capitalize on assortment of small business lending subsidies and preferences promoted by the US Department of Commerce and Agriculture to reinvigorate depress communities across America. Preferred/subsidized loans available for the company include the SBA Loans, Agricultural products export loans, New Market Tax Credits, Low Income Housing Tax Credits, Community Development Bond programs, and California small business lending guarantees. As a percentage of the purchase price for a leverage buyout target, the amount of debt AFRIWEALTH would use to finance a transaction would varies according the financial condition and history of the acquisition target, seller financing, public benefits, market conditions, the willingness of lenders to extend credit, as well as the interest costs and the ability of the target business’ cash-flow to cover those costs. Historically the debt portion of an LBO will range from 60%–90% of the purchase price, although during certain periods the debt ratio can be higher or lower than the historical averages of the industry.

· Professional Advisors (Solicitor, CPA, etc.)

AFRIWEALTH has a team of IN-HOUSE managers includes individuals with MBA, JD, CPA, CFM and CMA, as FTEs, consultants, and interns helping us to achieve our goals and objective.

· Marketing Plan

AFRIWEALTH will solicit capital from accredited investors (defined later) with the intent to use this capital to make investments into established businesses, real estate ventures and other attractive assets. The Company expects to generate compounded annual returns of 15% to 45% per year on capital invested into the Company’s portfolio holdings. Marketing of this company will occur in two phases: (1) direct solicitation of capital from accredited investors, and (2) referral marketing model that rewards existing clients or other individuals for referring accredited investors to the Company.

Below is the chart of the marketing work-plan including activities, critical management actions, and allocation of responsibilities for deliverables:

AFRIWEALTH Activity	Strategy Target	Partner Responsible
Outreach/Mailers to Community Leaders, and Pension Funds Managers, and Trustees.	Utilizing available data from the govt., evaluate response and fine-tune message.	AFRIWEALTH, P-Solutions, LACC, Community Leaders; Local Bank; Trade Union official.
Follow-up/Calls to Community Leaders, and Pension Funds Managers, and Trustees.	Invite interested persons and entities to presentations about the Company.	AFRIWEALTH, P-Solutions, LACC, Community Leaders; Local Bank; Trade Union official.
Send PPM to those that expressed interest.	Detailed Company description and implementation outline.	AFRIWEALTH, consultants, and LACC
Accept all eligible investments and close phase one of this Company	Ready accredited investors and no more than 35 non-accredited.	AFRIWEALTH, P-Solutions, LACC, Local Bank, and Union official.
Data collection activities; collect survey results, compile results, compare outcomes	Identify 5,000 accredited investors and individuals to keep on constant marketing list.	Afriwealth, LLC.
Evaluate outcomes; review business plan implementation	Send quarterly reports to the 5,000 accredited investors listed	Afriwealth, LLC.

The Company will undergo an systematic expansion after the successful completion of the initial capital raising period. As the Company is a multifaceted investment firm, Management will expand each segment of the business by developing limited partnerships that will attract additional capital for the Company’s capital, marketable securities, and real estate portfolios.

· Financial Plan (P&L, Balance Sheet, & Current Cash Position)

Below is AFRIWEALTH’s financial plan based on the assumption of achieving baseline of our anticipated capital accumulation, which is the required minimum investment to start. Our model is fluid and scalable, thus executing at the top-range of our capital accumulation would not be any problem.

· Financial Plan

FP.1 Underlying Assumptions

·	The Company will earn a compounded annual return of ≥ 30% on its investment portfolio.
·	The AFRIWEALTH will acquire $925,000 worth of investments with a down-payment of $200,000 or more.
·	The AFRIWEALTH will have an annual revenue growth rate of at least 5% per year based on subsequent sequential systematic acquisitions after the initial acquisition transactions.

FB.2 Sensitivity Analysis

It is the goal of the Company to make investments in economically viable companies that will produce dividend income and capital appreciation. During times of economic recession, the Company’s portfolio businesses may have issues with profit generation, which in turn, could lead to lower ROI’s on the business’s portfolio. However, the Company intends to use a number of investment strategies including sector diversification and market correlation that will ensure that the firm will produce profits regardless of the general economic climate.

FP.3 Source & Uses of Funds

Afriwealth, LLC. - Value Proposition

Aftermarket Auto Parts Retail With Three Shops

Sources & Uses of Funds

A. Sources of Capital:

Investors	1,000,000

B. Brokerage Fee Income:	23,125

C. Uses of Capital Funds:

Acquisition of Target Business	Investment	Revenue	EBITDA	EB/Sale Price	Assets	# of Staff
Auto Parts Retail	197,000	581,000	131,000	66%	91,841	4
Auto Parts Retail	429,000	827,000	224,000	52%	200,000	10
Auto Parts Retail	299,000	1,261,803	151,000	51%	139,394	2
Total Acquisition Cost	**925,000**	**2,669,803**	**506,000**	**56%**	**431,235**	**16**

D. Fund Balance: Operating Capital	**$ 98,125**

E. Rationale: Due Diligence and Valuation Analytics

	Targets	Comparables (are publicly traded peers)					
		AZO	AAP	ORLY	PBY	PRTS	Weighted Average
Price to Sale	0.35	1.58	0.85	1.72	0.25	0.36	0.95
Price to Assets	2.15		5.03	4.11	1.02	1.95	3.03
Price to Ebidta	1.83	7.56	6.15	9.42	3.84	10.54	7.50
Price to Cash Flow	1.83	7.16	6.92	8.37	6.91		7.34
Average Multiples	1.54	5.43	4.74	5.91	3.01	4.28	**4.67**

Target's current multiple	1.537	
Industry Weighted Average Multiple	4.67	
Potential value of target after standardiz	2,812,250.03	This value is realizable 8 months after acquisition based on industry standards and benchm

FP.4 General Assumptions

·	Raised about $1,000,000 as seed capital to start operations.
·	Use the target business' "proforma cash flow" and available assets to secure bank loans equal or greater than 60% of the cashflow and assets.
·	Close escrow on purchases within 60 days.
·	Manage acquired businesses to at least maintain current and proforma revenue, ebitda, and cashflow by eschewing major changes.
·	Identify core strengths of business and improve (add) on those without disrupting

FP.5 Three Year Profit and Loss Statements

FP.6 Cash Flow Analysis

FP.7 Balance Sheet

FP.8 General Assumptions

·	As an LBO, AFRIWEALTH will always seek to utilize the maximum available leverage in its operation.
·	Although AFRIWEALTH as an entity would eschew debts, its portfolio companies must be adequately leveraged with non-recourse debts.